UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Reverse Stock Split

On February 11, 2026, the Board of Directors (the “Board”) of EpicQuest Education Group International Limited (the “Company”) approved a reverse stock split (the “Reverse Stock Split”) of the Company’s ordinary shares (the “Ordinary Shares”) at a ratio of 1-for-16. Stockholder approval of the Reverse Stock Split was not required pursuant to the laws of the British Virgin Islands.

The Reverse Stock Split is effective on Tuesday, February 17, 2026 (the “Effective Date”) and our Ordinary Shares began trading on a split-adjusted basis when the Nasdaq Stock Market LLC opened for trading on that same day. The Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “EEIQ” but will trade under the following new CUSIP number: G3104J142.

As a result of the Reverse Stock Split, every 16 Ordinary Shares held as of the Effective Date were automatically combined into one Ordinary Share. The number of outstanding Ordinary Shares was reduced from approximately 23,671,667 Ordinary Shares to approximately 1,479,479 Ordinary Shares. There are currently no Preferred Shares outstanding.

No fractional shares will be issued as a result of the Reverse Stock Split; instead, the Company will pay cash in lieu of fractional shares in an amount equal to the fair value of such fractional share, with such fair value being the closing price of the Ordinary Shares on a post-Reverse Stock Split basis on the Nasdaq Capital Market on the first trading date of the Ordinary Shares following the effectiveness of the Reverse Stock Split.

The Reverse Stock Split affects all stockholders uniformly and will not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the Reverse Stock Split results in some stockholders owning a fractional share as described above.

In connection with the Reverse Stock Split, and following Board approval on February 11, 2026, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs in the British Virgin Islands on February 16, 2026, to reduce the authorized number of Ordinary Shares from 970,000,000 shares to 60,625,000 shares and to reduce the authorized number of Preferred Shares from 10,000,000 shares to 625,000 shares, a reduction at the same ratio as the Reverse Stock Split, and to increase the par value per Ordinary Share and Preferred Share from US$0.0016 to US$0.0256 per share.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (Registration Numbers 333-258658 and 333-273948) and Forms F-3 (Registration Numbers: 333-277859; 333-291201 and 333-288399), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The table below sets forth the impact of the Reverse Stock Split on the Company’s net loss per common share - basic and diluted; weighted average common shares outstanding - basic and diluted; and shares issued and outstanding, for the years ended September 30, 2025, and September 30, 2024:

	PRE-SPLIT		POST-SPLIT
	12 Months Ended		12 Months Ended
	30-Sep-25	30-Sep-24	30-Sep-25	30-Sep-24

Net Loss attributable to common shareholders	-2,429,121	-5,990,123	-2,429,121	-5,990,123

Weighted average number of ordinary shares
Basic	15,486,467	12,637,968	967,905	789,873
Diluted	15,486,467	12,637,968	967,905	789,873

Loss Per Share
Basic	-0.16	-0.47	-2.51	-7.58
Diluted	-0.16	-0.47	-2.51	-7.58

Exhibits Index

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association as amended and restated on February 11, 2026, and filed with the Registry of Corporate Affairs in the British Virgin Islands on February 16, 2026.
99.1	Press Release, dated February 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: February 17, 2026

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